[CPSI Letterhead]

August 13, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Stephen Krikorian

Re:	Computer Programs and Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 12, 2012
File No. 000-49796

Dear Mr. Krikorian:

This letter is being submitted in response to the comment letter dated July 31, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to the undersigned, as Chief Financial Officer of Computer Programs and Systems, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 2. Summary of Significant Accounting Policies

Investments, Page 53

1.	We note your response to prior comment 1. The Staff believes that the disclosures should not be based on the likelihood of material unrealized losses. We note that your investments represent a material amount of your total assets. Please confirm that you will provide the applicable disclosures in ASC 320-10-50-6 through 50-8 in future filings.

Response:

In accordance with the staff’s request, the Company confirms that it will include the disclosure below within the Investments note to the financial statements in future filings on Form 10-K and Form 10-Q and has included such disclosure in the Company’s Form 10-Q filed with the Commission on August 7, 2012:

Securities and Exchange Commission

August 13, 2012

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 20X1 and December 31, 20X0, respectively:

At December 31, 20X1
	Less than 12 Months				12 Months or More				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

Obligations of U.S. Treasury, U.S. government corporations and agencies	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

Corporate bonds		XXX		XXX		XXX		XXX		XXX		XXX

	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

At December 31, 20X0
	Less than 12 Months				12 Months or More				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

Obligations of U.S. Treasury, U.S. government corporations and agencies	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

Corporate bonds		XXX		XXX		XXX		XXX		XXX		XXX

	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

Our investment portfolio, including those securities in unrealized loss positions at December 31, 20X1, is comprised almost entirely of investment-grade corporate and government debt securities. The Company does not intend to sell the investments that are in an unrealized loss position, and it is not likely that the Company will be required to sell any investments before recovery of their amortized cost basis. As a result, the Company has determined that the unrealized losses are deemed to be temporary impairments as of December 31, 20X1. The Company believes that the unrealized losses generally are caused by liquidity discounts and increases in risk premiums required by market participants rather than an adverse change in cash flows or a fundamental weakness of the credit quality of the issuer or underlying assets.

Notes to Consolidated Financial Statements

Note 8. Financing Receivables, page 62

2.	You indicate in the last paragraph on page 4 of your response to prior comment 2 that the risk characteristics of your portfolio are neither significant nor unique to warrant disclosure. It would appear that the level of risk inherent in your portfolio would be considered in your estimate of the allowance for credit losses. Consider revising future filings to describe the risk characteristics. Refer to ASC 310-10-50-11B(a)(2).

Securities and Exchange Commission

August 13, 2012

Response:

The Company will revise the second paragraph of the “Credit Quality of Financing Receivables and Allowance for Credit Losses” caption within the Financing Receivables note to the financial statements in future filings on Form 10-K and Form 10-Q, as set forth below, and has revised such disclosure in the Company’s Form 10-Q filed with the Commission on August 7, 2012 (added text is italicized, while strikethrough represents removed text):

The Company’s financing receivables are comprised of a single portfolio segment as the balances are all derived from sales-type leasing arrangements within our target market of community hospitals. The Company evaluates the credit quality of its financing receivables based on a combination of factors, including, but not limited to, customer collection experience, economic conditions, the customer’s financial condition, and known risk characteristics impacting the respective customer base of community hospitals, the most notable of which relate to enacted and potential changes in Medicare and Medicaid reimbursement rates as community hospitals typically generate a significant portion of their revenues and related cash flows from beneficiaries of these programs. In addition to specific account identification, the Company utilizes historical collection experience to establish the allowance for financing credit losses. Financing receivables are written off only after the Company has exhausted all collection efforts. ~~The allowance is based on the historical level of customer defaults under such arrangements.~~ The Company has been successful collecting its financing receivables and considers the credit quality of such arrangements to be good, especially as the underlying assets act as collateral for the receivables.

3.	We note your proposed disclosure in future filings in response to prior comment 2. Tell us where you have included the disclosure of your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e). Also consider disclosing that customer payments related to financing receivables are transferred to trade accounts receivable when they become due, as noted from the first paragraph on page 4 of your response to prior comment 2. In this regard, a reconciliation to the amounts presented on the balance sheets may also provide clarity.

Response:

The Company will revise the significant accounting policy disclosure to be included in future filings under Form 10-K, as proposed in our initial response dated July 18, 2012, to read as follows (added text is italicized, while strikethrough represents removed text):

Financing Receivables – Financing receivables are initially recorded at the present value of the related minimum lease payments, computed at the interest

Securities and Exchange Commission

August 13, 2012

rate implicit in the lease, and are presented net of unearned income. Unearned income is amortized over the lease term to produce a constant periodic rate of return on the net investment in the lease (the interest method). An allowance for credit losses has been established based on the historical level of customer defaults under such arrangements. In the case of a bankruptcy filing or other similar event indicating the collectability of specific customer accounts are no longer probable, a specific reserve is recorded to reduce the related receivable to the amount expected to be recovered. Customer payments are considered past due if a scheduled payment is not received within contractually agreed upon terms, with amounts reclassified to accounts receivable when they become due. As a result ~~On an ongoing basis~~, we evaluate the credit quality of our financing receivables on an ongoing basis utilizing an aging of receivables and write-offs, customer collection experience, the customer’s financial condition, known risk characteristics impacting the respective customer base, as well as existing economic conditions, to determine if any further allowance is necessary. Amounts are specifically charged off once all available means of collection have been exhausted.

4.	Regardless of your policy of reclassifying customer payments related to financing receivables to trade accounts receivable when they become due, we believe you should disclose the recorded investment in financing receivables past due 90 days as well as an analysis of the age of the recorded investment in financing receivables at the end of the reporting period that are past due. Refer to ASC 310-10-50-7(b) and 50-7A. Revise future filings or further explain.

Response:

The Company will include the disclosure below within the “Credit Quality of Financing Receivables and Allowance for Credit Losses” caption within the Financing Receivables note to the financial statements in future filings on Form 10-K and Form 10-Q and has included such disclosure in the Company’s Form 10-Q filed with the Commission on August 7, 2012:

Customer payments are considered past due if a scheduled payment is not received within contractually agreed upon terms, with amounts reclassified to accounts receivable when they become due. As a result, the Company utilizes an aging of trade accounts receivable as the primary credit quality indicator for its financing receivables. The following is an analysis of the age of the recorded investment in financing receivables with past due amounts as of December 31, 20X2 and December 31, 20X1, respectively:

Securities and Exchange Commission

August 13, 2012

	1 to 90 Days Past Due		91 to 180 Days Past Due		181 + Days Past Due		Total Past Due		Current		Total Receivable		Recorded Investment > 90 Days and Accruing

December 31, 20X1	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

December 31, 20X2		XXX		XXX		XXX		XXX		XXX		XXX		XXX

For purposes of the aging analysis presented above, customer financing receivables were classified into the respective aging categories based on the oldest contractual payments outstanding within the Company’s trade accounts receivable as of the respective dates and therefore represent the Company’s total investment in financing receivables with payments outstanding within the respective aging categories, although the vast majority of the investment in financing receivables is not yet past due, per contractual terms.

5.	Tell us what consideration you gave to disclosing the recorded investment in financing receivables by credit quality indicator. In this regard, we note that you evaluate credit quality utilizing an aging of receivables and write-offs. Refer to ASC 310-10-50-29(b).

Response:

As noted in our response dated July 18, 2012 to comment 2 in your letter dated July 10, 2012, the policy utilized by management to monitor the credit quality of our financing receivables primarily utilizes the aging of receivables and write-offs, as well as an ongoing consideration of existing economic conditions to determine if an allowance is necessary. In this regard, the policy utilized by management to monitor the credit quality of financing receivables is identical to the related process for monitoring the credit quality of accounts receivable, which is disclosed in the notes to the financial statements as a Significant Accounting Policy. However, as our policy of transferring financing receivable payment amounts to trade accounts receivable as they become due is not readily apparent in existing disclosures, the linkage between trade accounts receivable and financing receivables and the related apparent use of accounts receivable agings as the primary credit quality indicator (write-offs are used on a secondary basis, as historical write-offs of financing receivable amounts have been infrequent and insignificant) may not be readily apparent to or easily inferred by the users of the financial statements. We believe the additional disclosures proposed in response to comments 3 and 4 above sufficiently augment our existing disclosures for satisfactory compliance with ASC 310-10-50-29(b).

Our proposed disclosure in response to comment 4 above presents the investment in our financing receivable balances by our primary credit quality indicator, the aging of customer invoices, which aggregates past due invoices by aging category. We do not segregate or review our financing receivables into past due customer accounts and those that are current, and we do not believe ASC 310-10-50-27 through 50-29 requires us to

Securities and Exchange Commission

August 13, 2012

prepare and disclose quantitative information that is not presently being used by management to monitor the credit quality of our receivables. Specifically, we do not believe the guidance requires segregating the presentation of the aging of receivables into customer accounts that have past due balances and those accounts that are all current as we do not evaluate the credit quality in this manner.

In considering the disclosure requirements set forth in ASC 310-10-50-29(b), we considered the overall objective of the guidance stated in ASC 310-10-50-28, which is to provide information that enables the financial statement users to do both of the following:

a)	Understand how and to what extent management monitors the credit quality of its financing receivables in an ongoing manner, and

b)	Assess the quantitative and qualitative risks arising from the credit quality of its financing receivables

As noted in our proposed disclosure in response to comment 3 above, we monitor our receivables based on a number of quantitative and qualitative factors including an aging of receivables and write-offs, customer collection experience, the customer’s financial condition, known risk characteristics impacting the respective customer base, as well as existing economic conditions.

In evaluating our use of a credit quality indicator, we reviewed the examples provided under ASC 310-10-55-19 and the definition of a credit quality indicator (which is “a statistic about the credit quality of financing receivables”). In reviewing the examples we note most appear to address credit quality metrics typically associated with entities that sell directly to consumers or provide commercial and retail lending services. In those circumstances, due to the size of the portfolios, entities may use different metrics or statistics to stratify their portfolio of financing receivables into different subgroups with similar risk characteristics. Conversely, our primary business model is the sale of products directly to community hospital organizations and our financing receivables relate solely to our offering of extended payment terms to certain of our customers associated with the sale of our products.

In reviewing our internal process to monitor the credit quality of our financing receivables, we determined our use of the aging of customer invoices represents an internal metric in accordance with ASC 310-10-55-19(g), “Other internal metrics.” Our aging of customer invoices provides us with a statistic about the credit quality of customer invoices which is reviewed by management in determining our allowance for doubtful accounts and allowance for credit losses. Consequently, we believe the aging of customer invoices qualifies as a credit quality indicator and our disclosure of such information in the proposed disclosure in response to comment 4 above satisfies the disclosure requirements of ASC 310-10-50-29(b).

Securities and Exchange Commission

August 13, 2012

We perform a review of accounts receivable aging data to identify specific customer invoices that may require follow-up collection efforts. This data is used in combination with other qualitative information such as collection experience, industry and regional economic conditions and knowledge of the customer to perform follow-up procedures and establish specific reserves, as necessary, in connection with recording our allowance for doubtful accounts and allowance for credit losses. We do not utilize the aging of customer invoices to provide us with a customer by customer stratification that would provide a statistic specific to total customer balances. Further, we do not use any other statistics or internal rating systems to stratify our portfolio of customer balances into subgroups with similar risk characteristics.

In considering the overall objectives in ASC 310-10-50-28, we believe the qualitative discussion of our credit monitoring process and the past due disclosure information required under ASC 310-10-50-7 and ASC 310-10-50-7A, as proposed in response to comments 3 and 4 above, adequately discloses how we monitor the credit quality of our financing receivables in an ongoing manner. Further, we believe our disclosures, as proposed, allow a user to assess the quantitative and qualitative risks arising from the credit quality of our financing receivables.

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please call the undersigned at (251) 662-4013. Thank you very much for your attention to this matter.

Very truly yours,

/s/ David A. Dye

David A. Dye

Chief Financial Officer

cc:	J. Boyd Douglas, Computer Programs and Systems, Inc.
Matt J. Chambless, Computer Programs and Systems, Inc.
Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.